UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________________________

FORM 11-K

__________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission File Number 000-19932

______________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIV' INTERNATIONAL, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliv International, Inc.

136 Chesterfield Industrial Boulevard

Chesterfield, Missouri 63005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 21, 2012	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President
of Reliv’ International, Inc., Trustee

Financial Statements and Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Years Ended December 31, 2011 and 2010

Reliv International, Inc. 401(k) Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent

Registered Public Accounting Firm

Plan Trustees

Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Reliv International, Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri

June 21, 2012

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Cash	$25,967	$31,511
Investments, at fair value:
Mutual funds	5,420,853	6,820,352
Reliv International, Inc. common stock	325,919	485,861
Collective investment trust	2,202,441	875,727
Total investments	7,949,213	8,181,940

Receivables
Participant notes receivable	242,748	227,678

Total assets	8,217,928	8,441,129

Liabilities
Excess contributions payable	19,184	-

Net assets reflecting all investments at fair value	8,198,744	8,441,129

Adjustments from fair value to contract value for investment in collective investment trust relating to fully benefit-responsive investment contracts	(65,320)	(36,884)

Net assets available for benefits	$8,133,424	$8,404,245

See the accompanying notes to financial statements.

2

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2011	2010
Additions to net assets attributed to:
Contributions:
Company	$158,510	$162,814
Participants	652,065	659,963
Total contributions	810,575	822,777

Deductions from net assets attributed to:
Withdrawals to participants	753,185	1,624,918
Administrative expenses	26,373	26,526
Total deductions	779,558	1,651,444

Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	(473,087)	(106,500)
Interest and dividends	171,249	236,532
Net investment income (loss)	(301,838)	130,032

Net decrease in net assets available for benefits	(270,821)	(698,635)
Net assets available for benefits:
Beginning of year	8,404,245	9,102,880
End of year	$8,133,424	$8,404,245

See the accompanying notes to financial statements.

3

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

1.  Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2009.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have completed one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s asset Custodian is Charles Schwab Trust Company.

Contributions

Each year participants may contribute from 1% to 50% of eligible compensation, as defined in the Plan agreement. The Plan provides for discretionary matching contributions. During the years ended December 31, 2011 and 2010, the Company contributed on behalf of each participant 25% of the first 15% of the participant’s contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable Internal Revenue Service (IRS) limitations. Excess employee contributions of $19,184 relating to Plan year 2011 were payable at December 31, 2011 and were paid in 2012.

Upon enrollment, a participant may direct their contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company common stock, various mutual funds, and a collective investment trust.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of continuous service, as defined in the Plan agreement. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service.

4

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

1.  Description of the Plan (continued)

Vesting (continued)

Forfeitures arising from non-vested accounts at the time of termination are used to reduce future Company contributions to the Plan. Forfeited amounts available for future use were $2,686 and $4,888 at December 31, 2011 and 2010, respectively. Forfeitures used to offset Company contributions amounted to $6,086 and $-0- during the years ended December 31, 2011 and 2010, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings and is charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Notes Receivables

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25% to 9.25%, commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off the loan in full at time of separation or they may receive a deemed distribution.

Payment of Benefits

Upon termination of service or attainment of Normal Retirement Age, as defined in the Plan agreement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or if applicable to the participant’s account balance, a distribution of Company common stock.

Participants may also take in-service distributions upon reaching Normal Retirement Age or experiencing a qualifying financial hardship, as defined in the Plan agreement.

5

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value

The Plan’s investments are stated at fair value under the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurements and Disclosures, as amended. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

6

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as determined by Charles Schwab, the Custodian. The shares of the Company’s common stock are valued at the closing price as quoted on the NASDAQ Global Select Market for the last business day of the year. Shares in mutual funds are valued at net asset value based on the closing price for the last business day of the year.

The Plan invests in a collective investment trust; the Federated Capital Preservation Fund (FCPF). FCPF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest in FCPF is based on information reported by the issuer of the collective investment trust at year-end. The contract value of FCPF represents contributions plus earnings, less participant withdrawals and administrative expenses. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for financial advisory fees and participant loan initiation and record-keeping fees, which are charged to the applicable participants.

Participant Notes Receivable

Participant notes receivable are measured at unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan agreement.

7

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

All investments are participant directed.

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2011 and 2010 are summarized as follows:

	December 31
	2011	2010
Mutual funds:
PIMCO Total Return INSTL Class	$992,163	$1,205,199
T Rowe Price Blue Chip Growth	1,045,066	-
Growth Fund of America - R6	-	1,403,043
EuroPacific Growth Fund - R6	601,445	839,873
Vanguard Windsor II Admiral Shares	626,120	677,158
American Beacon Small Cap Val	Less than 5%	697,890
Turner Midcap Growth Fund	Less than 5%	462,815
Company common stock:
Reliv International, Inc.	Less than 5%	485,861
Collective investment trust:
Federated Capital Preservation Fund	2,137,121	838,843

8

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2011 and 2010 respectively:

		Fair Value Measurements
		Unadjusted	Significant
		Quoted Prices	Other	Significant
	Total	in Active	Observable	Unobservable
	Carrying	Markets	Inputs	Inputs
Description	Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2011:

Mutual funds:
Large cap funds	$2,005,691	$2,005,691	$-	$-
Mid cap funds	591,344	591,344	-	-
Small cap funds	735,724	735,724	-	-
International funds	737,765	737,765	-	-
Fixed income funds	1,073,198	1,073,198	-	-
Other mutual funds	277,131	277,131	-	-
Total mutual funds	5,420,853	5,420,853	-	-
Reliv International, Inc. stock	325,919	325,919	-	-
Collective investment trust	2,202,441	-	2,202,441
	$7,949,213	$5,746,772	$2,202,441	$-

December 31, 2010:

Mutual funds:
Large cap funds	$2,443,038	$2,443,038	$-	$-
Mid cap funds	784,922	784,922	-	-
Small cap funds	1,077,555	1,077,555	-	-
International funds	916,746	916,746	-	-
Fixed income funds	1,247,405	1,247,405	-	-
Other mutual funds	350,686	350,686	-	-
Total mutual funds	6,820,352	6,820,352	-	-
Reliv International, Inc. stock	485,861	485,861	-	-
Collective investment trust	875,727	-	875,727	-
	$8,181,940	$7,306,213	$875,727	$-

9

  Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During the years ended December 31, 2011 and 2010, the Plan’s investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value
	2011	2010

Mutual funds	$(274,591)	$596,777
Reliv International, Inc. common stock	(198,496)	(703,277)
	$(473,087)	$(106,500)

Total cash dividends related to the Reliv International, Inc. common stock were $10,480  and $19,084 during the years ended December 31, 2011 and 2010, respectively, and are included in interest and dividends on the statements of changes in net assets available for benefits.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated March 31, 2008 , stating that the form of the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the date of the opinion letter; however, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

10

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements With Form 5500

The following is a reconciliation of the contributions, net assets available for benefits, and participant withdrawals per the financial statements to the related Form 5500.

	December 31
	2011	2010

Net assets available for benefits per the financial statements	$8,133,424	$8,404,245
Excess contributions payable	19,184	-
Net assets available for benefits per the Form 5500	$8,152,608	$8,404,245

	December 31
	2011	2010

Participant contributions per the financial statements	$652,065	$659,963
Excess contributions	19,184	-
Participant contributions per the Form 5500	$671,249	$659,963

11

Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 37-1172197, Plan No. 002

December 31, 2011

Identity of Issuer	Description of Investment	Current Value

PIMCO Total Return, INSTL Class	91,275.331 shares, mutual fund	$992,163
American Beacon Small Cap Val	18,932.067 shares, mutual fund	359,899
CRM Mid Cap Value Fund	10,007.309 shares, mutual fund	264,893
Dodge & Cox Intl Stock Fund	2,916.021 shares, mutual fund	85,264
T Rowe Price Blue Chip Growth	27,039.217 shares, mutual fund	1,045,066
Turner Midcap Growth Fund	10,113.118 shares, mutual fund	326,451
EuroPacific Growth Fund – R6	17,120.539 shares, mutual fund	601,445
Black Rock Sm Cap Growth Equity	16,019.829 shares, mutual fund	375,825
Schwab S&P 500 Index – Select S*	17,092.731 shares, mutual fund	334,505
ING Global Real Estate Fund	18,475.418 shares, mutual fund	277,131
Vanguard Inflation Protected SEC	5,743.100 shares, mutual fund	81,035
Vanguard Windsor II Admiral Shares	13,685.674 shares, mutual fund	626,120
William Blair Intl Growth FD CL I	2,673.083 shares, mutual fund	51,056
Federated Capital Preservation Fund	213,712.130 units, collective investment trust	2,137,121
Reliv International, Inc.*	264,975 shares, Company common stock	325,919
Various participants*	Participant loans, interest rates of 4.25% to 9.25%, maturing between 2012 and 2039	242,748
		$8,126,641

*Represents an allowable party-in-interest.

13

INDEX TO EXHIBIT

Exhibit No.	Description

23.	Consent of Independent Registered Public Accounting Firm